SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

     Nuveen Municipal High Income Opportunity Fund

(Name of Issuer)

Auction Rate Preferred
___________________________________________________________
(Title of Class of Securities)

670682202

(See Item 2(e))

______________________________

(CUSIP Number)

May 29, 2009

___________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

[X]     Rule 13d – 1(b)
[ ]     Rule 13d – 1(c)
[ ]     Rule 13d – 1(d)

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No 670682202	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Bank of America Corporation 56-0906609
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER	0
	6 SHARED VOTING POWER	570
	7 SOLE DISPOSITIVE POWER	0
	8 SHARED DISPOSITIVE POWER	570
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 570
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.0%
12	TYPE OF REPORTING PERSON (See Instructions) HC

CUSIP No 670682202	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Bank of America, NA 94-1687665
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER	0
	6 SHARED VOTING POWER	342
	7 SOLE DISPOSITIVE POWER	0
	8 SHARED DISPOSITIVE POWER	342
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 342
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0%
12	TYPE OF REPORTING PERSON (See Instructions) BK

CUSIP No 670682202	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Merrill Lynch, Pierce Fenner & Smith, Inc. 13-5674085
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER	0
	6 SHARED VOTING POWER	228
	7 SOLE DISPOSITIVE POWER	0
	8 SHARED DISPOSITIVE POWER	228
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 228
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12	TYPE OF REPORTING PERSON (See Instructions) BD, IA

Item 1(a).     Name of Issuer:

Nuveen Municipal High Income Opportunity Fund

Item 1(b).     Address of Issuer’s Principal Executive Offices:

333 W. Wacker Drive

                     Chicago, IL 60606

Item 2(a).     Name of Person Filing:

Bank of America Corporation (“BAC”)
Bank of America N.A. (“BANA”)
Merrill Lynch, Pierce, Fenner & Smith, Inc. (“MLPFS”)

Item 2(b).     Address of Principal Business Office or, if None, Residence:

Each of BAC and BANA has its principal business office at 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

MLPFS has its principal business office at 4 World Financial Center, 250 Vesey Street, New York, NY 10080.

Item 2(c).     Citizenship:

Bank of America Corporation	Delaware
Bank of America N.A.	United States
Merrill Lynch, Pierce, Fenner & Smith, Inc.	Delaware

Item 2(d).     Title of Class of Securities:

Auction Rate Preferred

Item 2(e).     CUSIP Number:

670682202, 670682301, 670682400

Item 3.          If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c),

Check Whether the Person Filing is a:

(a)	[ ] Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ] Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4.          Ownership:

With respect to the beneficial ownership of the reporting person, see Items 5 through 11 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

Item 5.          Ownership of 5 Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.          Ownership or More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.          Identification and Classification of the Subsidiary Which Acquired the

Security Being Reported on by the Parent Holding Company or Control
Person:

With respect to the beneficial ownership of the reporting person, see Items 5 through 11 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

Item 8.          Identification and Classification of Members of the Group:

Not Applicable.

Item 9.          Notice of Dissolution of Group:

Not Applicable.

Item 10.     Certification:

By signing below each of the undersigned certifies that, to the best of such undersigned’s knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     June 10, 2009

Bank of America Corporation

Bank of America, N.A.

By:       /s/ Debra I. Cho

Debra I. Cho
Senior Vice President

Merrill Lynch, Pierce Fenner & Smith, Inc.

By:    /s/ Benjamin Leavitt

         Benjamin Leavitt

Attorney-in-Fact

Exhibit 99.1

EXHIBIT 99.1 - JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of to such a statement on Schedule 13G with respect to the common stock of beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G.

Dated:     June 10, 2009

Bank of America Corporation

Bank of America, N.A.

By:       /s/ Debra I. Cho

Debra I. Cho
Senior Vice President

Merrill Lynch, Pierce Fenner & Smith, Inc.

By:    /s/ Benjamin Leavitt

         Benjamin Leavitt

Attorney-in-Fact